SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of August 2016

Commission File Number 1-15028

China Unicom (Hong Kong) Limited

(Exact Name of Registrant as Specified in Its Charter)

75/F, The Center,

99 Queen’s Road Central, Hong Kong

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.)

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .)

EXHIBITS

FORWARD-LOOKING STATEMENTS

SIGNATURES

EXHIBITS

Exhibit Number

1	Announcement dated August 17, 2016 in respect of 2016 Interim Results Announcement.

2	Announcement dated August 17, 2016 in respect of Operational Statistics for July 2016.

FORWARD-LOOKING STATEMENTS

These announcements contain certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements may include, without limitation, statements relating to (i) the Company’s plans and strategies and the ability to successfully execute these plans and strategies, including those in connection with mergers and acquisitions and capital expenditures; (ii) the Company’s plans for network expansion, including those in connection with the build-out of mobile services and network infrastructure; (iii) the Company’s competitive position, including the ability to upgrade and expand existing networks and increase network efficiency, to improve existing services and offer new services, to develop new technological applications and to leverage the Company’s position as an integrated telecommunications operator and expand into new businesses and markets; (iv) the Company’s future business condition, including future financial results, cash flows, financing plans and dividends; (v) the future growth of market demand of, and opportunities for, the Company’s new and existing products and services; and (vi) future regulatory and other developments in the PRC telecommunications industry.

The words “anticipate”, “believe”, “could”, “estimate”, “intend”, “may”, “seek”, “will” and similar expressions, as they relate to the Company, are intended to identify certain of these forward-looking statements. The Company does not intend to update any of these forward-looking statements and are under no obligation to do so.

The forward-looking statements contained in these announcements are, by their nature, subject to significant risks and uncertainties. In addition, these forward-looking statements reflect the Company’s current views with respect to future events and are not a guarantee of the Company’s future performance. Actual results may differ materially from those expressed or implied in the forward-looking statements as a result of a number of factors, including, without limitation:

•	changes in the regulatory regime and policies for the PRC telecommunications industry, including without limitation, changes in the regulatory policies of the Ministry of Industry and Information Technology (which has assumed the regulatory functions of the former Ministry of Information Industry), the State-owned Assets Supervision and Administration Commission, and other relevant government authorities of the PRC;

•	changes in the PRC telecommunications industry resulting from the issuance of licenses for telecommunications services by the central government of the PRC;

•	changes in telecommunications and related technologies and applications based on such technologies;

•	the level of demand for telecommunications services, in particular, the fourth generation mobile telecommunications services;

•	competitive forces from more liberalized markets and the Company’s ability to retain market share in the face of competition from existing telecommunications companies and potential new market entrants;

•	effects of restructuring and integration (if any) in the PRC telecommunications industry and any cooperation among the PRC telecommunications operators;

•	the availability, terms and deployment of capital and the impact of regulatory and competitive developments on capital outlays;

•	changes in the assumptions upon which the Company has prepared its projected financial information and capital expenditure plans;

•	costs and benefits from the Company’s investment in and usage arrangements with China Tower Corporation Limited;

•	effects of the imposition of and changes in value-added tax relating to the PRC telecommunications business;

•	results and effects of any investigation by the relevant PRC regulatory authorities overseeing state-owned enterprises and their directors, officers and employees; and

•	changes in the political, economic, legal, tax and social conditions in China, including the PRC Government’s policies and initiatives with respect to foreign exchange policies, foreign investment activities and policies, entry by foreign companies into the Chinese telecommunications market and structural changes in the PRC telecommunications industry.

Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA UNICOM (HONG KONG) LIMITED
(Registrant)

Date: August 18, 2016

	By:	/s/ Wang Xiaochu
	Name:	Wang Xiaochu
	Title:	Chairman and Chief Executive Officer

Exhibit 1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0762)

2016 INTERIM RESULTS ANNOUNCEMENT

Highlights:

•	Strived to mitigate underlying shortcomings in 1H2016, with positive business momentum emerging

•	Revenue: RMB140.26 billion, down by 3.1% as compared to the first half of last year, but up by 6.0% as compared to the second half of last year.

•	Service revenue: RMB121.91 billion, up by 1.4% as compared to the first half of last year, up by 6.0% as compared to the second half of last year.

•	EBITDA[1]: RMB41.28 billion, down by 18.2% as compared to the first half of last year, but up by 11.5% as compared to the second half of last year.

•	Profit attributable to equity shareholders of the Company: RMB1.43 billion, down by 79.6% as compared to the first half of last year, but it showed significant improvement from the loss attributable to the equity shareholders of the Company (excluding the gain on disposal of tower assets) of approximately RMB3.36 billion in the second half of last year.

•	To speed up progressive turnaround, capitalising on firm execution of “Focus Strategy”, innovation & cooperation

CHAIRMAN’S STATEMENT

Dear shareholders,

In the first half of 2016, the Company endeavoured to attain long-term sustainable development, actively promoted the implementation of the new development strategy centered on “Focus, Cooperation and Innovation” and strived to mitigate the underlying shortcomings, such as network, terminals, channels, services, IT, systems and mechanisms. The Company achieved initial success in turning around the unfavorable conditions in business development and saw the emergence of positive business momentum. A more solid foundation has been built for healthy development in the future with stronger growth momentum.

OVERALL RESULTS

In the first half of 2016, service revenue of the Company bottomed out and reached RMB121.91 billion, up by 1.4% year-on-year and 6.0% half-on-half. Revenues from non-voice services accounted for 73.1% of the service revenue, representing a year-on-year increase of 4.8 percentage points, evidencing further optimisation of the revenue structure.

To promote long-term sustainable development, the Company braved short-term profit pressure, strengthened its fundamental capabilities, and increased cost initiatives as appropriate to strive for a gradual turnaround. During the first half of the year, the Company’s EBITDA amounted to RMB41.28 billion, down by 18.2% year-on-year and up by 11.5% half-on-half, and accounted for 33.9% of the service revenue. Net profit of the Company was RMB1.43 billion, down by 79.6% year-on-year. The year-on-year decline in EBITDA and net profit was mainly because sales and marketing expenses increased significantly year-on-year during the period, and tower usage fee kick-in, higher energy charges and property rentals, etc. led to a substantial increase year-on-year in network, operation and support expenses. Compared to the loss attributable to equity shareholders of the Company (excluding the gain on disposal of tower assets) of approximately RMB3.36 billion in the second half of last year, net profit for the first half of this year showed substantial improvement.

Leveraging our own resources and strengths and through “Focus Strategy” and cooperation, the Company swiftly enhanced its network capabilities despite decline of capital expenditure by 39% year-on-year to RMB18.10 billion in the first half of the year. Benefitted from the gradual improvement in service revenue and the substantial decline in capital expenditure, free cash flow of the Company improved significantly and reached RMB23.83 billion; liabilities-to-assets ratio dropped by 0.2 percentage point to 61.9%.

Taking into account the Company’s profitability, debt obligations and cash flows, capital required for future development, etc., the Board of Directors does not recommend the payment of interim dividend for the current year. The Board will submit a proposal for final dividend payment based on our overall results for the year for consideration at the shareholders’ general meeting.

BUSINESS DEVELOPMENT

Mobile Service Sets to Accelerate as 4G Gaining Edge

In the first half of 2016, the Company achieved initial success in overcoming operational challenges. Mobile service revenue reached RMB73.04 billion, the decline of which narrowed from -8.0% last year to -0.6% during the period. The number of mobile billing subscribers turned around the downward trend for consecutive months last year, registering a net addition of 8.39 million and reaching a total of 260.70 million mobile billing subscribers. During the first half of the year, the Company expedited the 4G network construction with a focus on key areas and capitalised on the abundant handset line-up to drive subscriber upgrade. The Company also sped up the migration of 2G/3G users to 4G, and strengthened the integrated development of 4G, fixed-line broadband, video and applications, etc. to enhance customer experience and value. Sales capability was fully enhanced through target marketing, improved services and innovative business models. With the improvement in 4G network quality, terminal market share and competitiveness, the number of 4G subscribers of the Company witnessed a rapid growth with a net increase of 28.26 million in the first half of the year to a total of 72.42 million. Improvement in the mobile subscriber mix accelerated with the proportion of 4G subscribers to mobile billing subscribers increasing to 28% from 18% as at the end of last year. Mobile billing subscribers ARPU steadily improved. The mobile service growth is set to accelerate.

Sustained Growth in Fixed-lined Service Amid Fierce Competition, Leveraging High-Bandwidth and Video Offerings

The Company actively leveraged its advantages in fibre network and informatisation to accelerate the development of its high-growth businesses such as Internet Date Centre (IDC), Information and Communications Technology (ICT), value-added and integrated information services, mitigating the risk of revenue decline in fixed-line voice. The Company continued to strengthen its integrated services offering including fixed-line, mobile and informatisation, and promoted the synergetic developments across various services. In the first half of the year, the fixed-line service revenue increased by 4.4% year-on-year to RMB48.23 billion, of which fixed-line voice revenue accounted for 14%, further lowering the impact of decline in fixed-line voice.

Faced with fierce market competition in the fixed-line broadband, the Company proactively strengthened and enhanced its differentiated competitive edge of “quality plus service” in the broadband service, upgraded network speed for subscribers, enriched offerings of high-bandwidth content and applications including 4K high-definition videos, improved end-to-end network user perception and service experience, and leveraged “Smart WO Family” to accelerate growth in innovative service for home Internet. In the first half of the year, the Company’s fixed-line broadband access revenue amounted RMB22.23 billion, flat year-on-year, and fixed-line broadband subscribers increased by 4.7% year-on-year to 73.94 million, of which 62% were Fibre-to-the-home (FTTH) subscribers. “Smart WO Family” subscribers accounted for 21% of the fixed-line broadband subscribers, up by 8 percentage points compared to the end of last year.

Foster Scale Development in Key Innovative Services

The Company actively created new growth engines in innovative service, focusing on platform-based services and industrial Internet, and pushed forward development of innovative service including Internet of Things, IDC and cloud computing, Big Data, industry applications, payment/finance and so on. The Company expedited the informatisation deployment in key industries by setting up 7 industrial Internet bases and 9 incubators centered on 8 major areas, and won a number of large scale Internet+ projects. The Company accelerated overseas extension of IDC and cloud platform, enhancing business expansion capability. In the first half of the year, the Company’s IDC and cloud computing revenue reached RMB4.76 billion, up 39% year-on-year. ICT revenue reached RMB3.28 billion, up 34% year-on-year.

The Company continued to innovate on data traffic operation, actively promoted its WO+ open capabilities, and facilitated the scale operation of dedicated and backward data traffic monetisation. In the first half of the year, the mobile handset data usage of the Company increased by 102% year-on-year; the monthly average DOU per 4G subscriber reached 1,246MB.

NETWORK DEPLOYMENT

Focusing on key areas and key services such as 4G and fixed-line broadband, the Company deepened cooperation and resources sharing to effectively deploy premium network. In the first half of the year, the proportion of investment in 4G network of the Company increased from 25% last year to 48%, with a net increase of 189,000 4G base stations to a total of 588,000. Leading advantage in network coverage, quality and speed in core areas gradually emerged, and user perception of network improved rapidly, building up foundation capabilities for accelerated development in the mobile service. As a result of an accelerated push in fibre broadband network upgrade, eight provinces in Northern China achieved “all fibre network”, and city areas basically have access capability to 100Mbps connection. The Company continued to enhance its basic network capabilities such as transmission and carrying network.

DEEPENED COOPERATION AND INNOVATIVE TRANSFORMATION

The Company actively promoted open cooperation in various aspects. It pushed forward comprehensive and strategic cooperation with China Telecom to facilitate resources sharing within the industry, promote cost-effectiveness, efficiency and rapid improvement in the network capability. In the meantime, the Company also promoted 6-mode all-access terminals together with China Telecom and unified the standards for 4K smart set-top box and broadband service to further enhance service quality.

The Company deepened innovation in its systems and mechanisms. For the fundamental services, the Company promoted simplification of administration and pushed forward appropriate delegation and empowerment. For the innovative services, it will promote the innovation of corporate governance mechanism, systems and organisational structure of its professional subsidiaries. The Company also improved the service capability of its IT systems; optimised the staff promotion and incentive system and the staff structure; initiated internal innovation incubation projects; facilitated cost control and efficiency enhancement, and continuously lifted management efficiency and operational vibrancy.

CORPORATE GOVERNANCE AND SOCIAL RESPONSIBILITY

The Company insists on its aim of high standard in corporate governance. It continued to improve internal control and risk management, strengthen execution, and increase corporate transparency, leading to wide-spread recognition in the capital market for its efforts in management and corporate governance. This year, the Company was awarded a number of accolades, including “Asia’s No.1 Best Managed Company – TMT Sector” by FinanceAsia, and “Asia’s No. 1 Most Honored Telecom Company” by Institutional Investor.

The Company has long been dedicated to fulfilling its social responsibility. It actively supported the construction of smart cities and development of information technologies that benefit the livelihood of the general public, facilitating the progress of national informatisation and the transformation and upgrade of traditional industries. The Company innovated its service model, and built a green and secure network environment to provide reliable and convenient services to customers. Through energy conservation, emission reduction, resources co-building and co-sharing and deepened cooperation across the value chain, the Company strived to become a green and environmental-friendly enterprise. The Company also promoted fairness and harmony, cared about the career development and all-round growth of its employees, continued to engage in targeted poverty relief, donation and scholarship activities to contribute to society and establish a positive social image of the Company.

OUTLOOK

Currently, the Company is undergoing a new stage of transformation, and facing both opportunities and challenges. As the government is vigorously promoting the integration of information technology and traditional industries to accelerate the development of new economy and nurture new driving forces, enormous market potential for the Internet of Things, cloud computing and Big Data, etc. are opening up. There is still room for mobile service consumption upgrade. In particular, businesses with significant growth prospects including data traffic, video service, smart applications, will become the key growth drivers. All of them provide major market opportunities for the Company’s development. In the meantime, the traditional telecommunications sector is becoming saturated, and commoditised competition within the domestic telecommunications industry is intensifying. Cross-industry integration under new industry dynamics is exerting ever increasing pressure on the telecommunications industry. Policies such as “Speed Upgrade and Tariff Reduction” are also imposing certain challenges on the Company’s business development and financial results improvement. The Company needs to firmly grasp favorable window of opportunity to swiftly overcome the difficulties.

We are more than confident in our future development. The Company will persist in its strategic focus and further deepen implementation of Focus Strategy, step up the improvement of capabilities in marketing, network support, operations and management. The Company aims to drive continuous improvement in operational performance with continuous enhancement in its basic capabilities, and speed up the turnaround in financial performance. The Company will deploy premium network with craftsmanship spirit, accelerate the development of selective advantages for its mobile network in key areas, proceed with fibre upgrade of its fixed-line broadband network steadily, and fully enhance its service support capability. The Company will pragmatically lay a solid foundation for its operation, expedite 4G development to drive mobile service growth, enhance the value of broadband products with high-quality applications to drive stable growth in fixed-line service, and create new growth engines with scale development in key innovative service. The Company will speed up implementation of cooperation projects, extend the width and depth of cooperation, expand the scale of social cooperation to realise solid achievement in cooperation. We will also deepen reform in systems and mechanisms, strengthen corporate culture establishment, lift corporate vibrancy, deepen quality and efficiency improvement, and enhance refined management capability of the Company to continuously enhance shareholder value.

Lastly, on behalf of the Board of Directors of the Company, I would like to express my sincere gratitude to all shareholders, customers and friends across the society for their support to the Company, and to all employees for their dedication and contribution along the way!

Wang Xiaochu

Chairman and Chief Executive Officer

Hong Kong, 17 August 2016

Note 1:	EBITDA represents profit for the period before finance costs, interest income, share of net losses of associates, share of net profit/(loss) of joint ventures, other income-net, income tax, depreciation and amortisation. As the telecommunications business is a capital intensive industry, capital expenditure and finance costs may have a significant impact on the net profit of the companies with similar operating results. Therefore, the Company believes that EBITDA may be helpful in analysing the operating results of a telecommunications service operator like the Group.

GROUP RESULTS

China Unicom (Hong Kong) Limited (the “Company”) is pleased to announce the unaudited condensed consolidated interim results of the Company and its subsidiaries (the “Group”) for the six months ended 30 June 2016.

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF INCOME

for the six months ended 30 June 2016

(All amounts in Renminbi (“RMB”) millions, except per share data)

		Six months ended 30 June
	Note	2016	2015

Revenue	5	140,255	144,685

Interconnection charges		(6,366)	(6,558)
Depreciation and amortisation		(37,915)	(38,543)
Network, operation and support expenses	6	(25,624)	(19,154)
Employee benefit expenses		(18,271)	(17,925)
Costs of telecommunications products sold		(20,217)	(25,080)
Other operating expenses		(28,493)	(25,504)
Finance costs		(2,468)	(3,230)
Interest income		441	160
Share of net losses of associates		(150)	(460)
Share of net profit/(loss) of joint ventures		56	(9)
Other income – net		576	550

Profit before income tax		1,824	8,932
Income tax expenses	7	(395)	(1,942)

Profit for the period		1,429	6,990

Profit attributable to:
Equity shareholders of the Company		1,429	6,990

Earnings per share for profit attributable to equity shareholders of the Company during the period:

Basic earnings per share (RMB)	8	0.06	0.29

Diluted earnings per share (RMB)	8	0.06	0.28

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF COMPREHENSIVE INCOME

for the six months ended 30 June 2016

(All amounts in RMB millions)

	Six months ended 30 June
	2016	2015

Profit for the period	1,429	6,990

Other comprehensive income
Items that will not be reclassified to statement of income:
Changes in fair value of financial assets through other comprehensive income	(679)	(45)
Tax effect on changes in fair value of financial assets through other comprehensive income	5	11

Changes in fair value of financial assets through other comprehensive income, net of tax	(674)	(34)
Remeasurement of net defined benefit liability, net of tax	3	3

	(671)	(31)

Item that may be reclassified subsequently to statement of income:
Currency translation differences	73	(7)

Other comprehensive income for the period, net of tax	(598)	(38)

Total comprehensive income for the period	831	6,952

Total comprehensive income attributable to:
Equity shareholders of the Company	831	6,952

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION

as at 30 June 2016

(All amounts in RMB millions)

	Note	30 June 2016	31 December 2015

ASSETS
Non-current assets
Property, plant and equipment		435,111	454,631
Lease prepayments		9,353	9,148
Goodwill		2,771	2,771
Interest in associates		31,892	31,997
Interest in joint ventures		1,097	978
Amounts due from related parties		18,322	18,322
Deferred income tax assets		5,266	5,642
Financial assets at fair value through other comprehensive income	9	4,191	4,852
Other assets		28,445	25,335

		536,448	553,676

Current assets
Inventories and consumables		3,497	3,946
Accounts receivable	10	16,974	14,957
Prepayments and other current assets		11,521	10,864
Amounts due from related parties		3,517	2,846
Amounts due from domestic carriers		5,113	1,994
Financial assets at fair value through profit and loss		135	106
Short-term bank deposits		77	202
Cash and cash equivalents		21,137	21,755

		61,971	56,670

Total assets		598,419	610,346

EQUITY
Equity attributable to equity shareholders of the Company
Share capital		179,102	179,102
Reserves		(21,332)	(20,734)
Retained profits
– Proposed 2015 final dividend	11	—	4,071
– Others		70,206	68,777

Total equity		227,976	231,216

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION (CONTINUED)

as at 30 June 2016

(All amounts in RMB millions)

	Note	30 June 2016	31 December 2015

LIABILITIES
Non-current liabilities
Long-term bank loans		4,435	1,748
Promissory notes		27,841	36,928
Corporate bonds		7,984	2,000
Deferred income tax liabilities		16	18
Deferred revenue		2,683	2,005
Other obligations		219	357

		43,178	43,056

Current liabilities
Short-term bank loans		48,741	83,852
Commercial papers		49,964	19,945
Current portion of long-term bank loans		127	84
Current portion of promissory notes		11,497	2,499
Current portion of corporate bonds		2,000	—
Accounts payable and accrued liabilities	12	145,802	167,396
Taxes payable		938	3,163
Amounts due to ultimate holding company		1,553	1,437
Amounts due to related parties		14,692	3,930
Amounts due to domestic carriers		2,634	1,300
Dividend payable	11	1,254	920
Current portion of deferred revenue		226	394
Current portion of other obligations		2,792	2,797
Advances from customers		45,045	48,357

		327,265	336,074

Total liabilities		370,443	379,130

Total equity and liabilities		598,419	610,346

Net current liabilities		(265,294)	(279,404)

Total assets less current liabilities		271,154	274,272

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS

for the six months ended 30 June 2016

(All amounts in RMB millions)

	Six months ended 30 June
	2016	2015

Cash flows from operating activities
Cash generated from operations	43,337	39,668
Income tax paid	(1,407)	(1,388)

Net cash inflow from operating activities	41,930	38,280

Cash flows from investing activities
Purchase of property, plant and equipment	(46,650)	(39,796)
Proceeds from tower assets disposal	3,000	—
Other cash flows arising from investing activities	(1,109)	(1,625)

Net cash outflow from investing activities	(44,759)	(41,421)

Cash flows from financing activities
Dividend paid to equity shareholder of the Company	(3,737)	(4,643)
Other cash flows arising from financing activities	5,906	(1,207)

Net cash inflow/(outflow) from financing activities	2,169	(5,850)

Net decrease in cash and cash equivalents	(660)	(8,991)
Cash and cash equivalents, beginning of period	21,755	25,308
Effect of changes in foreign exchange rate	42	(5)

Cash and cash equivalents, end of period	21,137	16,312

Analysis of the balances of cash and cash equivalents:
Cash balances	2	2
Bank balances	21,135	16,310

	21,137	16,312

NOTES: (All amounts in RMB millions unless otherwise stated)

1.	Organisation and Principal Activities

China Unicom (Hong Kong) Limited (the “Company”) was incorporated as a limited liability company in the Hong Kong Special Administrative Region (“Hong Kong”), the People’s Republic of China (the “PRC”) on 8 February 2000. The principal activity of the Company is investment holding. The principal activities of the Company’s subsidiaries are the provision of cellular and fixed-line voice and related value-added services, broadband and other Internet-related services, information communications technology services, and business and data communications services in the PRC. The GSM cellular voice, WCDMA cellular voice, TD-LTE cellular voice, LTE FDD cellular voice and related value-added services are referred to as the “mobile service”, the services aforementioned other than the mobile service are hereinafter collectively referred to as the “fixed-line service”. The Company and its subsidiaries are hereinafter referred to as the “Group”. The address of the Company’s registered office is 75th Floor, The Center, 99 Queen’s Road Central, Hong Kong.

The shares of the Company were listed on The Stock Exchange of Hong Kong Limited on 22 June 2000 and the American Depositary Shares of the Company were listed on the New York Stock Exchange on 21 June 2000.

The substantial shareholders of the Company are China Unicom (BVI) Limited (“Unicom BVI”) and China Unicom Group Corporation (BVI) Limited (“Unicom Group BVI”). The majority of equity interests in Unicom BVI is owned by China United Network Communications Limited (“A Share Company”, a joint stock company incorporated in the PRC on 31 December 2001, with its A shares listed on the Shanghai Stock Exchange on 9 October 2002). The majority of the equity interest in A Share Company is owned by China United Network Communications Group Company Limited (a state-owned enterprise established in the PRC, hereinafter referred to as “Unicom Group”). Unicom Group BVI is a wholly-owned subsidiary of Unicom Group. As a result, the directors of the Company consider Unicom Group to be the ultimate holding company.

2.	Basis of Preparation

This unaudited condensed consolidated interim financial information for the six months ended 30 June 2016 has been prepared in accordance with the applicable disclosure requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and International Accounting Standard (“IAS”) 34 “Interim financial reporting” issued by the International Accounting Standards Board (“IASB”). IAS 34 is consistent with Hong Kong Accounting Standard (“HKAS”) 34 “Interim financial reporting” issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”) and accordingly this unaudited condensed consolidated interim financial information is also prepared in accordance with HKAS 34.

The unaudited condensed consolidated interim financial information has not been audited, but has been reviewed by the Company’s Audit Committee. It has also been reviewed by the Company’s auditor in accordance with Hong Kong Standard on Review Engagements 2410, “Review of interim financial information performed by the independent auditor of the entity”, issued by the HKICPA.

The unaudited condensed consolidated interim financial information should be read in conjunction with the Group’s annual financial statements for the year ended 31 December 2015. The Group’s policies on financial risk management, including management of market risk, credit risk and liquidity risk, as well as capital risk management, were set out in the financial statements included in the Company’s 2015 Annual Report and there have been no significant changes in any financial risk management policies for the six months ended 30 June 2016.

The financial information relating to the financial year ended 31 December 2015 that is included in this preliminary announcement of 2016 interim result as comparative information does not constitute the Company’s statutory annual consolidated financial statements for that financial year but is derived from those financial statements. Further information relating to these statutory financial statements disclosed in accordance with section 436 of the Hong Kong Companies Ordinance (Cap. 622) is as follows:

The Company has delivered the financial statements for the year ended 31 December 2015 to the Registrar of Companies in accordance with section 662(3) of, and Part 3 of Schedule 6 to, the Hong Kong Companies Ordinance (Cap 622).

The Company’s auditor has reported on those financial statements. The auditor’s report was unqualified; did not include a reference to any matters to which the auditor drew attention by way of emphasis without qualifying its report; and did not contain a statement under section 406(2), 407(2) or (3) of the Hong Kong Companies Ordinance (Cap 622).

(a)	Going Concern Assumption

As at 30 June 2016, current liabilities of the Group exceeded current assets by approximately RMB265.3 billion (31 December 2015: approximately RMB279.4 billion). Given the Group’s expected capital expenditures in the foreseeable future, management has comprehensively considered the Group’s available sources of funds as follows:

•	The Group’s continuous net cash inflow from operating activities;

•	Approximately RMB328.6 billion of revolving banking facilities and registered quota of corporate bonds, of which approximately RMB262.9 billion was unutilised as at 30 June 2016; and

•	Other available sources of financing from domestic banks and other financial institutions given the Group’s credit history.

In addition, the Group believes it has the ability to raise funds from the short, medium and long-term perspectives and maintain reasonable financing costs through appropriate financing portfolio.

Based on the above considerations, the Board of Directors is of the opinion that the Group has sufficient funds to meet its working capital requirements and debt obligations. As a result, the unaudited condensed consolidated interim financial information of the Group for the six months ended 30 June 2016 have been prepared on a going concern basis.

3.	Significant Accounting Policies

Except as described below, the accounting policies applied in the preparation of this unaudited condensed consolidated interim financial information are consistent with those used in the preparation of the annual financial statements for the year ended 31 December 2015.

The following amendments to standards are mandatory for the first time for the financial year beginning 1 January 2016 and are applicable to the Group:

•	Annual Improvements to IFRSs/HKFRSs 2012-2014 Cycle

•	Amendments to IAS/HKAS 1, “Disclosure initiative”

•	Amendments to IAS/HKAS 27, “Equity method in separate financial statements”

None of these amendments have had a material effect on how the Group’s results and financial position for the current or prior periods have been prepared or presented.

In addition, the IASB and HKICPA also published a number of new standards, amendments to standards and interpretations which are effective for the financial year beginning after 1 January 2016 and have not been early adopted by the Group except IFRS/HKFRS 9 “Financial instruments”. Management is assessing the impact of such new standards, amendments to standards and interpretations and will adopt the relevant standards, amendments to standards and interpretations in the subsequent periods as required.

4.	Segment Information

The Executive Directors of the Company have been identified as the Chief Operating Decision Maker (the “CODM”). Operating segments are identified on the basis of internal reports that the CODM reviews regularly in allocating resources to segments and in assessing their performances.

The CODM make resources allocation decisions based on internal management functions and assess the Group’s business performance as one integrated business instead of by separate business lines or geographical regions. Accordingly, the Group has only one operating segment and therefore, no segment information is presented.

The Group primarily operates in Mainland China and accordingly, no geographic information is presented. No single external customer accounted for 10 percent or more of the Group’s revenue in all periods presented.

5.	Revenue

After June 2014, revenue from telecommunications services are subject to value-added tax (“VAT”) and VAT rates applicable to various telecommunications services. The VAT rate for basic telecommunications services is 11%; the VAT rate for value-added telecommunications services is 6% and the VAT rate for sales of telecommunications products remains at 17%. Basic telecommunications services include business activities for the provision of voice services, as well as business activities in relation to rental or sales of bandwidth, wavelength and other network elements etc; value-added telecommunications services include business activities for the provision of Short Message Service and Multimedia Message Service, electronic data and information transmission and application services, Internet access service etc. VAT is excluded from the revenue.

The major components of revenue are as follows:

	Six months ended 30 June
	2016	2015

Total service revenue from mobile service	73,040	73,464

Total service revenue from fixed-line service	48,230	46,187

Other service revenue	643	616

Total service revenue	121,913	120,267
Sales of telecommunications products	18,342	24,418

	140,255	144,685

6.	Network, Operation and Support Expenses

			Six months ended 30 June
	Note		2016	2015

Repairs and maintenance			5,570	6,220
Power and water charges			6,777	6,325
Operating lease charges for network, premises, equipment and facilities			4,824	5,868
Charges for the use of telecommunications towers and related assets	(i	)	7,723	—
Others			730	741

			25,624	19,154

(i)	As at 30 June 2016, the Group was in the process of negotiating with China Tower Corporation Limited (“Tower Company”) to finalise the framework and other detailed agreements which cover the usage of certain telecommunications towers and related assets. On the basis of the latest terms under negotiation, the Group’s management has estimated and recognised an usage fee for the six months ended 30 June 2016 of approximately RMB7,723 million in connection with its usage of the relevant assets during the period.

7.	Taxation

Hong Kong profits tax has been provided at the rate of 16.5% (for the six months ended 30 June 2015: 16.5%) on the estimated assessable profits for the six months ended 30 June 2016. Taxation on profits outside Hong Kong has been calculated on the estimated assessable profits for the six months ended 30 June 2016 at the rates of taxation prevailing in the countries in which the Group operates. The Company’s subsidiaries operate mainly in the PRC and the applicable statutory enterprise income tax rate is 25% (for the six months ended 30 June 2015: 25%). Taxation for certain subsidiaries in PRC was calculated at a preferential tax rate of 15% (for the six months ended 30 June 2015: 15%).

	Six months ended 30 June
	2016	2015

Provision for income tax on the estimated assessable profits for the period
– Hong Kong	35	14
– Mainland China and other countries	1,105	1,832
Adjustments to prior years’ current tax for Mainland China	180	(61)

	1,320	1,785
Deferred taxation	(925)	157

Income tax expenses	395	1,942

8.	Earnings per Share

Basic earnings per share for the six months ended 30 June 2016 and 2015 were computed by dividing the profit attributable to equity shareholders of the Company by the weighted average number of ordinary shares outstanding during the periods.

Diluted earnings per share for the six months ended 30 June 2016 and 2015 were computed by dividing the profit attributable to equity shareholders of the Company by the weighted average number of ordinary shares outstanding during the periods, after adjusting for the effects of dilutive potential ordinary shares. No dilutive potential ordinary shares existed for the six months ended 30 June 2016. All dilutive potential ordinary shares for the six months ended 30 June 2015 arose from the convertible bonds.

The following table sets forth the computation of basic and diluted earnings per share:

	Six months ended 30 June
	2016	2015

Numerator (in RMB millions):
Profit attributable to equity shareholders of the Company used in computing basic earnings per share	1,429	6,990
Imputed finance cost on the liability component of convertible bonds	—	105

Profit attributable to equity shareholders of the Company used in computing diluted earnings per share	1,429	7,095

Denominator (in millions):
Weighted average number of ordinary shares outstanding used in computing basic earnings per share	23,947	23,947
Dilutive equivalent shares arising from convertible bonds	—	953

Shares used in computing diluted earnings per share	23,947	24,900

Basic earnings per share (in RMB)	0.06	0.29

Diluted earnings per share (in RMB)	0.06	0.28

9.	Financial Assets at fair value through Other Comprehensive Income

	30 June 2016	31 December 2015

Listed in the PRC	144	164
Listed outside the PRC	4,006	4,665
Unlisted	41	23

	4,191	4,852

For the six months ended 30 June 2016, decrease in fair value of financial assets at fair value through other comprehensive income amounted to approximately RMB679 million (for the six months ended 30 June 2015: decrease of approximately RMB45 million). The decrease, together with tax impact, of approximately RMB674 million (for the six months ended 30 June 2015: decrease, net of tax impact, of approximately RMB34 million) were recorded in the unaudited condensed consolidated interim statement of comprehensive income.

10.	Accounts Receivable

The aging analysis of accounts receivable is based on the billing date and net of allowance for doubtful debts, is as follows:

	30 June 2016	31 December 2015

Current and within one month	11,687	11,679
More than one month to three months	2,524	1,805
More than three months to one year	1,572	655
More than one year	1,191	818

	16,974	14,957

The normal credit period granted by the Group to individual subscribers is 30 days from the date of billing unless they meet certain specified credit assessment criteria. For corporate customers, the credit period granted by the Group is based on the service contract terms, normally around 1 year.

There is no significant concentration of credit risk with respect to customers receivables, as the Group has a large number of customers.

11.	Dividends

At the annual general meeting held on 12 May 2016, the shareholders of the Company approved the payment of a final dividend of RMB0.17 per ordinary share for the year ended 31 December 2015 totaling approximately RMB4,071 million (for the year ended 31 December 2014: final dividend of RMB0.20 per ordinary share, totaling approximately RMB4,789 million) which has been reflected as a reduction of retained profits for the six months ended 30 June 2016. Among the dividend payable of approximately RMB1,216 million was due to Unicom BVI as at 30 June 2016.

Pursuant to the PRC enterprise income tax law, a 10% withholding income tax is levied on dividends declared on or after 1 January 2008 by foreign investment enterprises to their foreign enterprise shareholders unless the enterprise investor is deemed as a PRC Tax Resident Enterprise (“TRE”). On 11 November 2010, the Company obtained an approval from the State Administration of Taxation, pursuant to which the Company qualifies as a PRC TRE from 1 January 2008. Therefore, as at 30 June 2016 and 31 December 2015, the Company’s subsidiaries in the PRC did not accrue for withholding tax on dividends distributed to the Company and there has been no deferred tax liability accrued in the Group’s unaudited condensed consolidated financial information for the undistributed profits of the Company’s subsidiaries in the PRC.

For the Company’s non-PRC TRE enterprise shareholders (including HKSCC Nominees Limited), the Company would distribute dividends after deducting the amount of enterprise income tax payable by these non-PRC TRE enterprise shareholders thereon and reclassify the related dividend payable to withholding tax payable upon the declaration of such dividends. The requirement to withhold tax does not apply to the Company’s shareholders appearing as individuals in its share register.

12.	Accounts Payable and Accrued Liabilities

The aging analysis of accounts payable and accrued liabilities based on the invoice date is as follows:

	30 June 2016	31 December 2015

Less than six months	117,861	146,336
Six months to one year	18,959	9,772
More than one year	8,982	11,288

	145,802	167,396

13.	Event After Reporting Period

On 8 July 2016, China United Network Communications Corporation Limited (“CUCL”) and Tower Company entered into a framework agreement in relation to the usage of certain telecommunications towers and related assets (the “Agreement”). The Agreement stipulated specific terms including assets categories, pricing basis for usage charges, and relevant service period etc. Provincial service agreements will be formed between respective provincial companies of CUCL and Tower Company according to the Agreement and their negotiation subsequently.

FINANCIAL OVERVIEW

Revenue

In the first half of 2016, total revenue was RMB140.26 billion, down by 3.1% as compared to the same period of last year. The Company continued to push forward the implementation of “Focus Strategy”, operating results improved progressively. Service revenue was RMB121.91 billion in the first half of 2016, which turned around from negative growth to positive growth, up by 1.4% as compared to the same period of last year. The rapid decline trend of mobile service has been restrained, service revenue from the mobile service was RMB73.04 billion, down by 0.6% as compared to the same period of last year. Service revenue from the fixed-line service sustained stable growth, and service revenue from the fixed-line service was RMB48.23 billion, up by 4.4% as compared to the same period of last year.

As a result of the rapid development in the Internet service and continuous optimisation in the Company’s business structure, revenue from non-voice service as a percentage of service revenue further improved from 68.3% in the first half of 2015 to 73.1% in the first half of 2016.

Costs and Expenses1

In the first half of 2016, total costs and expenses were RMB138.43 billion, up by 2.0% as compared to the same period of last year.

By the impact of increase in telecommunications towers usage fee on one hand and expansion of its network scale and increase in utilities charges and properties rental expenses on the other hand, network, operation and support expenses were RMB25.62 billion in the first half of 2016, increase by RMB6.47 billion and up by 33.8% as compared to the same period of last year.

As depreciation charge saving was benefited from the disposal of telecommunications towers related assets, depreciation and amortisation charge were RMB37.92 billion in the first half of 2016, decrease by RMB0.63 billion and down by 1.6% as compared to the same period of last year.

The Company accelerated market expansion and increased market investment. As a result, selling and marketing expenses were RMB17.13 billion in the first half of 2016, increase by RMB2.50 billion and up by 17.1% as compared to the same period of last year.

As a result from decrease in volume of interconnection voice calls, interconnection charges were RMB6.37 billion in the first half of 2016, down by 2.9% as compared to the same period of last year.

Costs of telecommunications products sold were RMB20.22 billion, down by 19.4% as compared to the same period of last year. It is primarily due to decrease in sales of mobile handsets. Loss on the sales of telecommunications products was RMB1.88 billion, of which terminal subsidy cost accounted to RMB1.76 billion, up by 43.5% as compared to the same period of last year.

The Company continued to deepen the reform in recruitment and remuneration as well as resources allocation. Employee benefit expenses were RMB18.27 billion in the first half of 2016, up by 1.9% as compared to the same period of last year.

General, administrative and other expenses were RMB11.36 billion, increased by RMB0.49 billion and up by 4.5% as compared to the same period of last year.

Benefited from the change of exchange gain/loss by RMB0.93 billion, finance costs, net of interest income, was RMB2.03 billion, decrease by RMB1.04 billion and down by 34.0% as compared to the same period of last year.

Earnings

In the first half of 2016, profit before income tax was RMB1.82 billion, down by 79.6% as compared to the same period of last year. Profit for the period was RMB1.43 billion. Basic earnings per share was RMB0.06 in the first half of 2016. EBITDA2 was RMB41.28 billion in the first half of 2016, and EBITDA as a percentage of the service revenue was 33.9%. Decrease in EBITDA and profit for the period as compared to the same period of last year was primarily due to the significant increase as compared to the same period of last year in selling and marketing expenses and the significant increase as compared to the same period of last year in network, operation and support expenses resulted from increase in telecommunications towers usage fee and increase in utilities charges and properties rental expenses.

Operating Cash Flow and Capital Expenditure

In the first half of 2016, the Company’s net cash flow from operating activities was RMB41.93 billion, up by 9.5% as compared to the same period of last year. Capital expenditure was RMB18.10 billion in the first half of 2016.

Statement of Financial Position

Liabilities-to-assets ratio decreased from 62.1% as at 31 December 2015 to 61.9% as at 30 June 2016. Debt-to-capitalisation ratio changed from 39.2% as at 31 December 2015 to 40.4% as at 30 June 2016.

Note 1:	Including interconnection charges, depreciation and amortisation, network, operation and support expenses, employee benefit expenses, selling and marketing expenses, costs of telecommunications products sold, general, administrative and other expenses, finance costs, interest income, share of net losses of associates, share of net profit/(loss) of joint ventures and other income-net.

Note 2:	EBITDA represents profit for the period before finance costs, interest income, share of net losses of associates, share of net profit/(loss) of joint ventures, other income-net, income tax, depreciation and amortisation. As the telecommunications business is a capital intensive industry, capital expenditure and finance costs may have a significant impact on the net profit of the companies with similar operating results. Therefore, the Company believes that EBITDA may be helpful in analysing the operating results of a telecommunications service operator like the Group.

COMPLIANCE WITH APPENDIX 16 OF THE LISTING RULES

According to paragraph 40 of Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”), save as disclosed herein, the Company confirmed that the current company information in relation to those matters set out in paragraph 32 of Appendix 16 has not changed materially from the information disclosed in the Company’s 2015 Annual Report.

REPURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES OF THE COMPANY

For the six months ended 30 June 2016, neither the Company nor any of its subsidiaries had repurchased, sold or redeemed any of the Company’s listed securities.

AUDIT COMMITTEE

The Audit Committee, together with the management and the auditor of the Company, KPMG, has reviewed the accounting principles and practices adopted by the Company, and discussed internal control and financial reporting matters, including the review of interim financial information for the six months ended 30 June 2016.

COMPLIANCE WITH CORPORATE GOVERNANCE CODE

The Company is committed to maintaining high standards of corporate governance. The Company has complied with the code provisions in the Corporate Governance Code (the “Code Provisions”) as set out in Appendix 14 to the Listing Rules for the six months ended 30 June 2016 except for the following:

The roles and responsibilities of the chairman and the chief executive of the Company were performed by the same individual for the six months ended 30 June 2016. Mr. Wang Xiaochu serves as Chairman and Chief Executive Officer of the Company. Mr. Lu Yimin serves as President of the Company. Mr. Wang Xiaochu is responsible for chairing the Board and for all material affairs, including development, business strategy, operation and management, of the Company. Mr. Lu Yimin is responsible for the daily operation and management of the Company. The Board believes that at the present stage, Mr. Wang Xiaochu and Mr. Lu Yimin have achieved the aforesaid principle of separation of responsibilities and to ensure balance of power and authority. These arrangements also facilitate the formulation and implementation of the Company’s strategies in a more effective manner so as to support the effective development of the Company’s business.

Non-executive directors of the Company shall be appointed for a specific term, subject to re-election. The Company’s non-executive directors are not appointed for a specific term but are subject to retirement by rotation at general meetings of the shareholders and re-election by shareholders pursuant to the Company’s articles of association. All directors of the Company are subject to retirement by rotation at least once every three years.

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the “Model Code for Securities Transactions by Directors of Listed Issuers” (“Model Code”), as set out in Appendix 10 to the Listing Rules to govern securities transactions by directors. Further to the specific enquiries made by the Company to the directors, all directors have confirmed their compliance with the Model Code for the six months ended 30 June 2016.

PUBLICATION OF RESULTS ANNOUNCEMENT AND INTERIM REPORT

The 2016 interim results announcement is published on the Company’s website at www.chinaunicom.com.hk and the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) at www.hkexnews.hk. The 2016 interim report will be available on the websites of the Hong Kong Stock Exchange and the Company, and will be dispatched to the shareholders in due course.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 (as amended) and Section 21E of the U.S. Securities Exchange Act of 1934 (as amended). Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward looking statements. In addition, we do not intend to update these forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission.

As at the date of this announcement, the Board of Directors of the Company comprises:

Executive directors:	Wang Xiaochu, Lu Yimin, Li Fushen and Zhang Junan
Non-executive director:	Cesareo Alierta Izuel
Independent non-executive directors:	Cheung Wing Lam Linus, Wong Wai Ming, Chung Shui Ming Timpson and Law Fan Chiu Fun Fanny

Exhibit 2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0762)

OPERATIONAL STATISTICS FOR JULY 2016

The board of directors (the “Board”) of China Unicom (Hong Kong) Limited (the “Company”) is pleased to disclose the operational statistics of the Company and its subsidiaries (collectively the “Group”) for the month of July 2016.

Operational statistics for the month of July 2016 are as follows:

July 2016

MOBILE BUSINESS:

Aggregate Number of Mobile Billing Subscribers	261.125 million
Net Addition of Mobile Billing Subscribers	0.422 million

Of which:
Aggregate Number of 4G Subscribers	77.838 million
Net Addition of 4G Subscribers	5.421 million

FIXED-LINE BUSINESS:

Aggregate Number of Fixed-Line Broadband Subscribers	74.224 million
Net Addition of Fixed-Line Broadband Subscribers	0.286 million

Aggregate Number of Local Access Subscribers	70.055 million
Net Addition of Local Access Subscribers	(0.467) million

1

Caution Statement

The Board wishes to remind investors that the above operational statistics for the month of July 2016 are based on the Group’s internal records. Investors are cautioned not to unduly rely on such statistics. In the meantime, investors are advised to exercise caution in dealing in the securities of the Company.

By Order of the Board CHINA UNICOM (HONG KONG) LIMITED YUNG SHUN LOY JACKY Company Secretary

Hong Kong, 17 August 2016

As at the date of this announcement, the board of directors of the Company comprises:

Executive Directors:	Wang Xiaochu, Lu Yimin, Li Fushen and Zhang Junan
Non-executive Director:	Cesareo Alierta Izuel
Independent Non-executive Directors:	Cheung Wing Lam Linus, Wong Wai Ming, Chung Shui Ming Timpson and Law Fan Chiu Fun Fanny

2